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✳✳ AA 3/5/2003

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SEC FILE NUMBER
8- 32114



03014476

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/02__ AND ENDING __12/31/02__
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jero Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.) PROCESSED

Crows Nest Road
                                        (No. and Street)   MAR 20 2003

Tuxedo Park, NY   10987   THOMSON FINANCIAL
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan Romero   (732) 765-0600
                                                                    (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lesser, Leff & Company LLP
                              (Name — if individual, state last, first, middle name)

733 Third Avenue New York, NY   10017
   (Address)   (City)   (State)   Zip Code)

MAIL RECEIVED
MAR 03 2003

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).



OATH OR AFFIRMATION

I, _____ Jonathan Romero _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____ Jero Ltd. _____, as of

___ December 31, ___, __2002__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

RICHARD ZUCKERMAN
Notary Public, State of New York
No. 01ZU4793881
Qualified In Westchester County
Commission Expires Aug. 31, 20__

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JERO, LTD.

FINANCIAL STATEMENTS

DECEMBER 31, 2002

Lesser, Leff & Company LLP
CERTIFIED PUBLIC ACCOUNTANTS

733 THIRD AVENUE
NEW YORK, N. Y. 10017
(212) 682-2180
FAX (212) 370-7827

LONG ISLAND OFFICES
RIVERHEAD, N. Y. – WOODBURY, N. Y.
WESTCHESTER OFFICE
TARRYTOWN, N. Y.

Board of Directors
Jero Ltd.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We have audited the accompanying statement of financial condition of Jero Ltd. as of December 31, 2002 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jero Ltd. as of December 31, 2002 and the results of its operations and its cash flows for the year ended in conformity with generally accepted accounting principles.

Our examination was made for the purpose of expressing an opinion on the basic financial statement taken as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. The information contained in such schedules has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated on all material respects in relation to the basic financial statements take as a whole, and in conformity with the rules of the Securities and Exchange Commission.

Lesser Leff & Company LLP

January 21, 2003
New York, New York

JERO LTD.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

Cash	$ 8,545
Accounts Receivable	29
Prepaid Expenses	1,325
Investment	3,300
TOTAL ASSETS	$ 13,199

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Accounts Payable	117
STOCKHOLDERS' EQUITY	
Common Stock $1 Par Value 1,000 Shares	
Issued and Outstanding	$ 1,000
Capital In Excess of Par Value	32,000
Retained Earnings (Deficit)	(19,918)
Total Stockholders' Equity	13,082
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 13,199

The accompanying notes are an integral part of these financial statements.

LESSER, LEFF & COMPANY LLP

CERTIFIED PUBLIC ACCOUNTANTS

JERO LTD.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2002

INCOME	
Offering Fees	$ 12,486
Interest	47
Total Income	12,533
EXPENSES	
Fees to Brokers and Dealers	454
General and Administrative Expenses	1,651
Total Expenses	2,105
NET INCOME	$ 10,428

The accompanying notes are an integral part of these financial statements.

JERO LTD.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES

Cash Received From Clients and Others	$ 12,533
Cash Paid to Dealers and Others	(2,105)
Receivable Repayments Less Accounts Payable	(1,237)
Net Cash Provided By Operating Activities	9,191

CASH FLOWS FROM FINANCING ACTIVITIES

Distributions to Stockholders	(10,808)
Net Decrease in Cash	(1,617)
Cash - January 1, 2002	10,162
CASH - DECEMBER 31, 2002	$ 8,545

The accompanying notes are an integral part of these financial statements.

JERO LTD.

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2002

NOTE 1 - ORGANIZATION

The company acts as a sales agent for newly formed limited partnerships. It solicits prospective investors for investments in the newly formed companies and is compensated based on the value of the investments.

NOTE 2 - INCOME TAXES

The company is not liable for federal income taxes because it has elected under the applicable provisions of the Internal Revenue Code to have its income taxed to its stockholders. State and local taxes in the amount of $100 is included in general and administrative expenses.

Lesser, Leff & Company LLP
CERTIFIED PUBLIC ACCOUNTANTS

733 THIRD AVENUE
NEW YORK, N. Y. 10017
(212) 682-2180
FAX (212) 370-7827

LONG ISLAND OFFICES
RIVERHEAD, N. Y. – WOODBURY, N. Y.
WESTCHESTER OFFICE
TARRYTOWN, N. Y.

Board of Directors
  Jero Ltd.

We have examined the financial statements of Jero Ltd. for the period ended December 31, 2002 and have issued our report thereon dated January 21, 2003. As part of our examination, we made a study and evaluation of the company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedure necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange commission, we have made a study of the practices and procedures followed by Jero Ltd. that we considered relevant to the objectives stated in Rule 17a-5(g) (1) in making the periodic computations of net capital and aggregate indebtedness under Rule 17a-3(a) (11); and (ii) in making the quarterly securities examination, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13. We did not review the practices and procedures followed by the company, (2) in complying with the requirements for prompt payment for securities of Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices listed in the preceding paragraph.

Board of Directors
 Jero Ltd.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Jero Ltd. taken as a whole. However, our study and evaluation disclosed no condition that we believe to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and in our study, we believe that the company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

Our opinion recognizes that it is not practicable in an organization the size of Jero Ltd. to achieve all the divisions of duties and crosschecks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, and the National Association of Securities Dealers and should not be used for any other purposes.

Lesser, Leff & Company LLP

January 21, 2003
New York, New York

LESSER, LEFF & COMPANY LLP
CERTIFIED PUBLIC ACCOUNTANTS

733 THIRD AVENUE
NEW YORK, N. Y. 10017
(212) 682-2180
FAX (212) 370-7827

LONG ISLAND OFFICES
RIVERHEAD, N. Y. – WOODBURY, N. Y.
WESTCHESTER OFFICE
TARRYTOWN, N. Y.

Board of Directors
 Jero Ltd.

In accordance with rule 17a-5(e) (4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-7) of Securities Investor Protection Corporations assessments and payments of Jero Ltd for the period ended December 31, 2002. Our procedures were performed solely to assist you in complying with rule 17a-5(e) (4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

1.   Compared listed assessment payments with respective cash disbursement record entries;

2.   Compared amounts reported on the audited Form X-17A-5 for the period ended December 31, 2002 with the amounts reported in the General Assessment Reconciliation (Form SIPC-7);

3.   Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers;

4.   Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments; and

5.   Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7 were not determined in accordance with applicable instructions and forms. This report related only to the schedule referred to above and does not extend to any financial statements of Jero Ltd. taken as a whole.

January 21, 2003
New York, New York

JERO LTD.

SUPPLEMENTARY FINANCIAL INFORMATION

SIPC REVENUE AND EXPENSES

FOR THE YEAR ENDED DECEMBER 31, 2002

Per Audited Report

Gross Revenues	$ 12,486
Fees to Brokers and Dealers	454
	$ 12,032

General Assessment @.00073 or $150	$ 150
Total Paid - January 2002	150
Difference	$ NONE

LESSER, LEFF & COMPANY LLP

CERTIFIED PUBLIC ACCOUNTANTS

JERO LTD

SUPPLEMENTARY FINANCIAL INFORMATION

COMPUTATION OF NET CAPITAL

PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1

Net Ownership Equity	$ 13,082
Less Non-Allowable Assets	(3,300)
One-Fifteenth of Aggregate Indebtedness	7
Minimum Net Capital Requirement	(5,000)
Excess Net Capital	$ 4,789
AGGREGATE INDEBTEDNESS	$ 117

LESSER, LEFF & COMPANY LLP

CERTIFIED PUBLIC ACCOUNTANTS

JERO LTD.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2002

	Capital Stock	Capital In Excess of Par Value	Retained Earnings	Total
Balance – January 1, 2002	$ 1,000	$ 32,000	$(19,538)	$ 13,462
Net Income	--	--	10,428	10,428
Distributions	--	--	(10,808)	(10,808)
BALANCE – DECEMBER 31, 2002	$ 1,000	$ 32,000	$(19,918)	$ 13,082

The accompanying notes are an integral part of these financial statements.

LESSER, LEFF & COMPANY LLP

CERTIFIED PUBLIC ACCOUNTANTS

JERO LTD.

RECONCILATION OF NET CAPITAL

DECEMBER 31, 2002

No differences between the form X 17 A-5 and the Certified Annual Report exists on the computation of Net Capital under rule 15c3-1.